January 31, 2008

Mail Stop 4561

By U.S. Mail and facsimile to 020 7356 2141

Helen A. Weir
Group Finance Director
Lloyds TSB Group plc.
25 Gresham Street
London EC2V 7HN
United Kingdom

Re: Lloyds TSB Group plc
Form 20-F filed June 6, 2006
Form 20-F filed June 8, 2007
File No. 001-15246

Dear Ms. Weir:

We have completed our review of the above referenced Form 20-Fs and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Assistant Chief Accountant